April 20, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Asia Timmons-Pierce

Jay Ingram

Division of Corporation Finance

Office of Manufacturing

Re:	Latham Group, Inc. (f/k/a Latham Topco, Inc.) Registration Statement on Form S-1

File No. 333-254930

Acceleration Request

Requested Date: April 22, 2021

Requested Time: 3:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Barclays Capital Inc., BofA Securities, Inc., Morgan Stanley & Co. LLC, and Goldman Sachs & Co. LLC, as representatives of the several underwriters, hereby join Latham Group, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-254930) (the “Registration Statement”) to become effective on April 22, 2021 at 3:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

By Barclays Capital Inc.

By:	/s/ Robert Stowe
Name: Robert Stowe
Title: Managing Director

By BofA Securities, Inc.

By:	/s/ Thomas Bradshaw
Name: Thomas Bradshaw
Title: Managing Director

By Morgan Stanley & Co. LLC

By:	/s/ Jacqueline Murphy
Name: Jacqueline Murphy
Title: Vice President

By Goldman Sachs & Co. LLC

By:	/s/ Terry Hagerty
Name: Terry Hagerty
Title: Managing Director

[Signature Page to Underwriter Acceleration Request]